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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                GIANT GROUP, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   374503 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  William Spier
                               477 Madison Avenue
                                   Suite 1401
                            New York, New York 10022
                             (212) 751-2300, xt 101
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 17, 2004
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374503 10 0                   13D/A                Page 2  of 5  Pages
--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        William Spier
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds

        PF
--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             90,379
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        90,379
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        90,379
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        3.30%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 374503 10 0                   13D/A                Page 3  of 5  Pages
--------------------------------------------------------------------------------


Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Giant Group, Ltd., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 9440 Santa Monica Boulevard, Suite 407, Beverly Hills, California 90210.

Item 2.  Identity and Background.

         (a) The name of the individual filing this statement is William Spier.

         (b) Mr. Spier's business address is 477 Madison Avenue, Suite 1401, New York, New York 10022.

         (c) Mr. Spier's principal occupation is engaging in personal investments.

         (d) Mr. Spier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Spier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Spier is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         Only personal funds were used by Mr. Spier for open market purchases of Common Stock. This 13D is being filed, however, to report sales of Common Stock.


Item 4.  Purpose of Transaction.

         Mr. Spier acquired the Common Stock he beneficially owns for investment purposes only. Mr. Spier has no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company or disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

CUSIP No. 374503 10 0                   13D/A                Page 4  of 5  Pages
--------------------------------------------------------------------------------


Item 5.  Interest in Securities of the Issuer.

         (a) Amount beneficially owned: 90,379 shares of Common Stock, comprising 3.30% of the outstanding shares of Common Stock.

         (b) Mr. Spier has the sole power to vote and dispose of the 90,379 shares of Common Stock beneficially owned.

         (c) On March 17, 2004, Mr. Spier sold 50,000 shares of Common Stock at $2.855 per share through open market purchases effected through a broker.

             On March 17, 2004, Mr. Spier sold 3,000 shares of Common Stock at $3.00 per share through open market purchases effected through a broker.

         (d) None.

         (e) Mr. Spier ceased to be the beneficial owner of more than five percent of the Common Stock on March 17, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

CUSIP No. 374503 10 0                   13D/A                Page 5  of 5  Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     April 9, 2004
                                           ----------------------------------
                                                         (Date)

                                           /s/ William Spier
                                           ----------------------------------
                                                       (Signature)


                                                      William Spier
                                           ----------------------------------
                                                      (Name/Title)